Filed by AllianzGI Equity & Convertible Income Fund pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended

Subject Company: AllianzGI Global Equity & Convertible Income Fund Commission File No. 811-22067

CLOSED-END FUND PROXY FACT SHEET FOR:
AllianzGI Global Equity & Convertible Income Fund (NGZ)
AllianzGI Equity & Convertible Income Fund (NIE)

JOINT SPECIAL & ANNUAL MEETING DATES		MEETING LOCATIONS
Record	NOVEMBER 12, 2013	OFFICES OF ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT, LLC 1633 BROADWAY, 42nd FLOOR (BETWEEN W. 50th & W. 51st STREETS) NEW YORK, NEW YORK 10019
Mailings	TBD
Mtg. Date Special Mtg. Time Annual Mtg. Time	JANUARY 14, 2014 SPECIAL (NGZ & NIE) - 10:30 AM EST ANNUAL (NGZ) - 11:00 AM EST
ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbols	SEE PAGE 3	Inbound Line	1-800-591-6313
Cusip Numbers	SEE PAGE 3	Website	us.allianzgi.com

What are shareholders being asked to vote on?

AllianzGI Global Equity & Convertible Income Fund (NGZ)

BALLOT 1 – JOINT SPECIAL MEETING (10:30AM)

1.     To approve an Agreement and Plan of Reorganization (the “Merger Agreement”) providing for the transfer of all of the assets of NGZ to NIE in exchange for common shares of NIE and the assumption by NIE of all of the liabilities of NGZ, and the distribution of such shares to the shareholders of NGZ in complete liquidation of NGZ, all as described in more detail in the attached Joint Prospectus/Proxy Statement.

BOARDS RECOMMENDATION – “FOR”

BALLOT 2 – ANNUAL MEETING (11:00AM)

1.     To elect the Trustees of NGZ, each to hold office for the term indicated and until his or her successor shall have been elected and qualified.

BOARDS RECOMMENDATION – “FOR”

AllianzGI Equity & Convertible Income Fund (NIE)

BALLOT 1 – JOINT SPECIAL MEETING (10:30AM)

1.     To approve the Merger Agreement and the issuance of additional common shares of NIE to be issued in connection with the Merger.

BOARDS RECOMMENDATION – “FOR”

What is happening?

The Boards of Trustees of AllianzGI Global Equity & Convertible Income Fund and of AllianzGI Equity & Convertible Income Fund are unanimously recommending that shareholders approve the proposed reorganization of AllianzGI Global Equity & Convertible Income Fund into AllianzGI Equity & Convertible Income Fund (the “Merger”).

JOINT SPECIAL MEETING – MERGER 10:30AM

AllianzGI Global Equity & Convertible Income Fund (NGZ)

AllianzGI Equity & Convertible Income Fund (NIE)

Why are the boards of Trustees recommending that shareholders approve the Merger Agreement?

The Trustees of each Fund, including a majority of those Trustees who are not “interested persons” of the Funds, carefully considered the anticipated benefits and costs of the proposed Merger and approved the Merger at a meeting held on September 24, 2013. In approving the Merger, the Trustees of each Fund determined that the Fund’s participation in the proposed Merger would be in the best interests of the Fund and that the interests of the Fund’s shareholders would not be diluted as a result of the Merger. The Trustees of each Fund considered that the proposed Merger is expected to offer shareholders of the Funds the following advantages:

1)	a larger asset base and potentially increased earnings;
2)	equivalent or lower expenses;
3)	improved secondary market trading;
4)	continuity of Fund management; and
5)	a Merger that is intended to be tax-free for U.S. federal income tax purposes.

More information about each of these considerations is available in the Joint Prospectus/Proxy Statement.

Will advisory fees change as a result of the proposed Merger?

No. The annual contractual advisory fee rate payable by AllianzGI Equity & Convertible Income Fund currently and after the Merger (1.00% of average daily total managed assets) is the same as the annual contractual advisory fee rate payable by AllianzGI Global Equity & Convertible Income Fund (1.00% of average daily total managed assets).

Will expenses increase as a result of the proposed Merger?

Shareholders of both Funds are expected to benefit from economies of scale resulting from a larger combined fund with a lower estimated total annual fund operating expense ratio than AllianzGI Global Equity & Convertible Income Fund’s current total annual fund operating expense ratio and equal to or slightly less than AllianzGI Equity & Convertible Income Fund’s current total annual fund operating expense ratio.

Will the people who handle the day-to-day management of the Funds change as a result of the proposed Merger?

The Merger would allow shareholders of AllianzGI Global Equity & Convertible Income Fund to continue investing in a fund advised by Allianz Global Investors Fund Management and sub-advised by Allianz Global Investors U.S. Allianz Global Investors U.S. is responsible for making day-to-day investment decisions for AllianzGI Global Equity & Convertible Income Fund as well as AllianzGI Equity & Convertible Income Fund. In addition, the portfolio managers of AllianzGI Equity & Convertible Income Fund currently serve as portfolio managers of AllianzGI Global Equity & Convertible Income Fund.

Will the investment objectives and strategies of the Funds change as a result of the proposed Merger?

The investment objectives of the Funds are identical and the investment strategies of the Funds are substantially similar, though not identical. The principal difference between the strategies of the two Funds is that AllianzGI Equity & Convertible Income Fund ordinarily invests principally in U.S. issuers, while AllianzGI Global Equity & Convertible Income Fund normally invests at least 40% of its assets in non-U.S. securities. In the event the Merger is consummated, shareholders of the combined fund, including former shareholders of AllianzGI Global Equity & Convertible Income Fund, would be subject to the investment policies of AllianzGI Equity & Convertible Income Fund.

Is the Merger intended to be a tax-free event for U.S. federal income tax purposes?

The Merger is intended to be tax-free for U.S. federal income tax purposes. Provided that the Merger is tax-free, no gain or loss will be recognized by AllianzGI Global Equity & Convertible Income Fund shareholders on the distribution to them of shares of AllianzGI Equity & Convertible Income Fund, and the aggregate tax basis of AllianzGI Equity & Convertible Income Fund shares received by an AllianzGI Global Equity & Convertible Income Fund shareholder will be the same as the aggregate tax basis of his or her AllianzGI Global Equity & Convertible Income Fund shares.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” THE PROPOSALS FOR YOUR FUND

NGZ ANNUAL MEETING – ELECTION OF TRUSTEES 11:00AM

AllianzGI Global Equity & Convertible Income Fund (NGZ)

NAME OF NOMINEE	YEAR OF BIRTH	TRUSTEE SINCE
JAMES A. JACOBSON (CLASS III)	1945	2009
BRADFORD K. GALLAGHER (CLASS III)	1944	2011

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES

What was included in the proxy package?

A Notice of Special Meeting of Shareholders, Joint Prospectus/Proxy Statement and Proxy Ballot(s).

Is there a number to contact the Funds regarding non-proxy related questions?

YES. The Funds can be reached at 1-800-254-5197.

NAME OF FUND	CUSIP	CLASS	TICKER
AllianzGI Global Equity & Convertible Income Fund	01882W100	Common	NGZ
AllianzGI Equity & Convertible Income Fund	018829101	Common	NIE

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Joint Prospectus/Proxy Statement and other and other documents filed with the SEC are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling toll free (800) 254-5197.

Proxy Materials Are Available Online At: us.allianzgi.com/closedendfunds

VOTING METHODS

Please vote on both proposals (where applicable) by signing and dating the applicable proxy cards and enclosing them in the postage-paid envelope provided, or by internet or touch-tone telephone as detailed on the proxy cards.

PHONE:	To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.
MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.
TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.
INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.